Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

March 15, 2012

Table of Contents

GLOSSARY OF TERMS
ABBREVIATIONS, TERMS AND CONVERSIONS	4
NON-GAAP MEASURES	4
NOTE REGARDING FORWARD-LOOKING INFORMATION	5
INCORPORATION AND STRUCTURE	7
Provident Energy Ltd.	7
Provident Midstream Holdings LP	8
Provident Midstream LP	8
Provident Midstream Inc.	8
Pro Holding Company	8
Provident Midstream USA Inc.	8
INTERCORPORATE RELATIONSHIPS	9
INFORMATION CONCERNING PEL AND ITS BUSINESS	9
General	9
Cash Dividends	10
Common Shares	10
Initial 6.5 Percent Debentures	10
Supplemental 6.5 Percent Debentures	11
5.75 Percent Debentures (E Series)	11
5.75 Percent Debentures (F Series)	12
Debt Financing	12
Shareholder Rights Plan	13
GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT	14
Three Year History	14
Pembina Arrangement	17
RISK MANAGEMENT	19
NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS	19
The Midstream Business	19
Long term contracts	21
MARKET FOR SECURITIES	22
Toronto Stock Exchange	22
New York Stock Exchange	23
RECORD OF CASH DIVIDENDS	23
PREMIUM DIVIDEND AND DIVIDEND REINVESTMENT SHARE PURCHASE PLAN	24
DIRECTORS AND OFFICERS	26
Committees of the Provident Board	29
Conflicts of Interest	30
AUDIT COMMITTEE INFORMATION	30
Composition of the Audit Committee	30
Audit Committee Charter	31
Relevant Education and Experience of Each Audit Committee Member	31
External Auditor Service Fees	32
INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING INDUSTRY	33
General	33
NGL Extraction	33
NGL Fractionation	33
NGL Transportation	33
NGL Storage	34
NGL Marketing	34
Commercial Arrangements	34
RISK FACTORS	35
Natural Gas Liquids Midstream Infrastructure and Logistics Business Risk Factors	35
General Risk Factors	37
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
DOCUMENTS INCORPORATED BY REFERENCE	39
PRINCIPAL HOLDERS OF COMMON SHARES	40
ADDITIONAL INFORMATION	40

SCHEDULE A - AUDIT COMMITTEE INFORMATION

GLOSSARY OF TERMS

"5.75 Percent Debentures (E Series)" means the 5.75 percent convertible unsecured subordinated debentures of Provident due December 31, 2017;

"5.75 Percent Debentures (F Series)" means the 5.75 percent convertible unsecured subordinated debentures of Provident due December 31, 2018;

"ABCA" means the Business Corporations Act (Alberta), as amended, including the regulations promulgated thereunder;

"affiliate" or "associate" when used to indicate a relationship with a person or company, means the same as set forth in the Securities Act (Alberta);

"Common Shares" means the common shares in the capital of PEL;

"Computershare" means Computershare Trust Company of Canada;

"Conversion" means the conversion of the Trust from a trust structure to a corporate structure effective January 1, 2011 pursuant to a plan of arrangement under section 193 of the ABCA involving the Trust, PEL, Newco and the Unitholders;

"Founders" means Founders Energy Ltd., a predecessor of PEL;

"Initial 6.5 Percent Debentures" means the 6.5 percent convertible unsecured subordinated debentures of Provident issued in March 2005;

"Midnight" means Midnight Oil Exploration Ltd.;

"Midnight Arrangement" means the plan of arrangement under section 193 of the ABCA involving the Trust, Midnight, certain subsidiaries of the Trust, the Unitholders and the shareholders of Midnight pursuant to which Midnight acquired Provident's oil and natural gas business effective June 29, 2010;

"Midstream Business" means the midstream business of Provident including the Midstream NGL Business and the business carried on with the Redwater Midstream NGL Assets;

"Midstream NGL Acquisition" means the acquisition by Provident of certain assets, shares and partnership interests which comprised the natural gas liquids business of EnCana Corporation and certain of its subsidiaries which closed on December 13, 2005;

"Midstream NGL Business" means the natural gas liquids midstream infrastructure and logistics business acquired by Provident from EnCana Corporation and certain of its subsidiaries;

"Newco" means 1564911 Alberta ULC, an unlimited liability corporation incorporated under the ABCA for purposes of participating in the Conversion;

"NYSE" means the New York Stock Exchange;

"Pace" means Pace Oil & Gas Ltd.;

"PEL" means Provident Energy Ltd.;

"Pembina" means Pembina Pipeline Corporation;

"Pembina Arrangement" has the meaning set forth under "General Development of the Business of Provident - Pembina Arrangement";

"Pembina Arrangement Agreement" means the arrangement agreement dated January 15, 2012 between PEL and Pembina providing for the acquisition of all of the Common Shares by Pembina by way of a plan of arrangement under the ABCA;

"Pembina Shares" means the common shares in the capital of Pembina;

"PHC" means Pro Holding Company;

"PMHLP" means Provident Midstream Holdings LP;

"PMI" means Provident Midstream Inc.;

"PMLP" means Provident Midstream LP;

"PMUSAI" means Provident Midstream USA Inc.;

"Provident" means PEL and, where the context requires, includes the direct and indirect subsidiaries and affiliates of PEL, and where the context requires, includes the Trust and its direct and indirect subsidiaries and affiliates prior to the Conversion;

"Provident Board" means the board of directors of PEL;

"Redwater Midstream NGL Assets" means the assets acquired by Provident pursuant to the acquisition of the Redwater natural gas liquids processing business from Williams Energy (Canada) Inc., consisting of a natural gas gathering system and processing plant, as well as an NGL extraction plant, fractionation facilities, transportation systems and storage assets;

"Shareholder Rights Plan" means the shareholder rights plan of PEL adopted January 1, 2011;

"Shareholders" means the holders from time to time of the Common Shares;

"subsidiary" means, when used to indicate a relationship with another body corporate:

(a)	a body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b)	a subsidiary of a body corporate that is the other's subsidiary;

"Supplemental 6.5 Percent Debentures" means the 6.5 percent convertible unsecured subordinated debentures of Provident issued in November 2005;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta which existed prior to the Conversion;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means the Toronto Stock Exchange;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

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"Unitholders" means the former holders from time to time of the Trust Units.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

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ABBREVIATIONS, TERMS AND CONVERSIONS

In this Annual Information Form, the abbreviations and terms set forth below have the meanings indicated.

Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bpd	barrels of oil per day	mcfd	thousand cubic feet per day
mmbbls	million barrels	mmcfd	million cubic feet per day
mmboe	million barrels of oil equivalent	bcfd	billion cubic feet per day
NGLs	natural gas liquids	mmbtu	million British Thermal Units
		gj	gigajoule

Other

boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950
bbls	U.S. gallons	42

NON-GAAP MEASURES

In this Annual Information Form and the documents incorporated by reference herein, Provident uses the terms "funds flow from operations" and "adjusted funds flow from continuing operations", which excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs, to refer to the cash available for debt repayments, capital programs and dividends. Both these measures are indicators of the financial performance of Provident. "Funds flow from operations" and "adjusted funds flow from continuing operations" are not measures recognized by Canadian generally accepted accounting principles ("Canadian GAAP") and do not have standardized meanings prescribed by Canadian GAAP. Therefore, "funds flow from operations" and "adjusted funds flow from continuing operations" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds flow from operations" and "adjusted funds flow from continuing operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. All references to "funds flow from operations" are based on cash provided by operating activities before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of Provident. All references to "adjusted funds flow from continuing operations" are based on funds flow from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs. The actual amount of cash that is distributed cannot be assured and future dividends may vary.

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Management also uses "adjusted EBITDA" (as defined below) and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" to analyze the operating performance of the business. "Adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore they may not be comparable with the calculation of similar measures for other entities. The adjusted EBITDA measures as presented are not intended to represent operating cash flow or operating profits for the period nor should the measures be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to "adjusted EBITDA" and "adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" throughout this Annual Information Form and the documents incorporated by reference herein are based on earnings before interest, taxes, depreciation, amortization, and other non-cash items ("adjusted EBITDA"). Provident uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate companies in the energy sector. Provident believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution in such periods.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form and the documents incorporated by reference herein contain forward-looking information under applicable securities legislation. This information relates to future events or Provident's future performance. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. All statements other than statements of historical fact are forward-looking information. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.

Forward-looking information in this Annual Information Form includes, but is not limited to, business strategy and objectives, capital expenditures, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's business. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. In addition, this Annual Information Form and the documents incorporated by reference herein may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur. Forward-looking information in this Annual Information Form and the documents incorporated by reference herein may include, but is not limited to, information with respect to:

—	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
—	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

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•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian and U.S. governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil, natural gas and natural gas liquids prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's business;
•	the growth opportunities associated with Provident's business
•	the availability and amount of tax pools available to offset Provident's cash taxes;
•	the nature of contractual arrangements with third parties in respect of Provident's business;
•	the anticipated closing date of the Pembina Arrangement; and

•	the satisfaction of regulatory and other conditions relating to the Pembina Arrangement.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information. Some of the risks and other factors, some of which are beyond the Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this Annual Information Form and the documents incorporated by reference herein include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with Provident's business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	failure to complete the Pembina Arrangement;
•	unforeseen difficulties integrating the assets of Provident into Pembina's operations; and
•	the other factors set forth under "Risk Factors" in this Annual Information Form.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to forward-looking information contained in this Annual Information Form, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;

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•	the regulatory framework regarding taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates;
•	matters relating to the Pembina Arrangement;
•	the timely receipt of all required shareholder, regulatory and court approvals and the satisfaction of other closing conditions in respect of the Pembina Arrangement; and
•	the ability of Provident to successfully market its products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. The forward-looking information contained or incorporated by reference in this Annual Information Form is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained or incorporated by reference in this Annual Information Form is expressly qualified by this cautionary statement.

INCORPORATION AND STRUCTURE

Provident Energy Ltd.

Provident Energy Ltd. is a corporation incorporated under the ABCA. All of the issued and outstanding Common Shares are held by the Shareholders. Prior to the Conversion, the Trust indirectly held interests in a natural gas liquids midstream infrastructure and logistics business through its various subsidiaries and PEL managed and administered the operating activities associated with the business held by the Trust's various subsidiaries.

Pursuant to the Conversion, PEL acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the Conversion and assumed all of the obligations of the Trust. In accordance with the Conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist. PEL continues to carry on the business carried on by the Trust prior to the Conversion. See "General Development of the Business of Provident - Conversion of the Trust".

PEL was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, PEL and Founders effective March 6, 2001. PEL subsequently amalgamated with Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, PEL and Maxx. PEL was also amalgamated with Richland Petroleum Corporation ("Richland") effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, PEL and Richland. PEL was amalgamated with Provident Management Corporation pursuant to a management internalization transaction involving the Trust, PEL, Provident Management Corporation and its shareholders effective January 17, 2003. PEL was also amalgamated with Olympia Energy Inc. and Viracocha Energy Inc. on June 1, 2004 pursuant to plans of arrangement involving the Trust, PEL, Viracocha Energy Inc. and Olympia Energy Inc. PEL also amalgamated with Provident Acquisitions Inc. on January 1, 2010 pursuant to an internal reorganization carried out to segregate and consolidate the Trust's subsidiaries along business units. Effective January 1, 2011, PEL amalgamated with Newco pursuant to the Conversion.

The head and principal offices of PEL are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1. The registered office of PEL is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

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Provident Midstream Holdings LP

Provident Midstream Holdings LP is a limited partnership registered in the Province of Alberta. PMHLP was formed pursuant to a limited partnership agreement dated September 30, 2008. PMHLP directly and indirectly holds substantially all of the equity interests in the subsidiaries of PEL, including PMLP and PMI. The general partner of PMHLP is Provident Midstream Holdings GP ULC, a wholly-owned subsidiary of PEL, which holds a 0.1% interest in PMHLP. PEL is the limited partner of PMHLP with a 99.9% interest in the limited partnership.

The head and principal offices of PMHLP are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1. The registered office of the general partner of PMHLP is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream LP

Provident Midstream LP is a limited partnership registered in the Province of Alberta. PMLP was formed pursuant to a limited partnership agreement dated December 8, 2005. PMLP directly and indirectly holds the Canadian partnership interests acquired pursuant to the Midstream NGL Acquisition. The general partner of PMLP is Provident GP Inc. which holds a 0.1 percent interest in PMLP. PMHLP and PMI are the limited partners of PMLP with a 99.9 percent total interest in the partnership. PMLP also holds a 98.53 percent partnership interest in Empress NGL Partnership, a general partnership formed under the laws of Alberta, which in turn holds a 99 percent partnership interest in Kinetic Resources LPG, a general partnership formed under the laws of Alberta. 1195714 Alberta Ltd., a wholly-owned subsidiary of Provident GP Inc., holds a 1.47 percent interest in and is the managing partner of Empress NGL Partnership and also holds a 1 percent interest in and is the managing partner of Kinetic Resources LPG.

The head and principal offices of PMLP, Empress NGL Partnership and Kinetic Resources LPG are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1. The registered office of the general partner of PMLP, and the managing partner of Empress NGL Partnership and Kinetic Resources LPG, is located at 3700, 400 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident Midstream Inc.

Provident Midstream Inc. is a corporation wholly-owned by PHC. PMI was incorporated under the ABCA on June 6, 2005 and holds limited partnership interests in PMLP.

The head and principal offices of PMI are located at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1. The registered office of PMI is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H3.

Pro Holding Company

Pro Holding Company is a corporation owned by PMHLP (common shares) and PEL (preferred shares). PHC was incorporated in the State of Delaware on June 7, 2004. PHC directly holds a 25 percent partnership interest in the Kinetic Resources U.S.A. partnership. PHC owns all of the shares of Pro Midstream Company, a Delaware company, which holds the remaining 75 percent partnership interest in the Kinetic Resources U.S.A. partnership. PHC also owns all of the outstanding shares of PMI.

The head and principal offices of PHC and Pro Midstream Company are located at 654 N Sam Houston Pkwy E. Houston, Texas 77060-5919. The registered office of PHC and Pro Midstream Company is located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

Provident Midstream USA Inc.

Provident Midstream USA Inc. is a corporation wholly owned by PEL. PMUSAI was incorporated in the State of Delaware on September 13, 2008 and owns all of the shares of Pro US LLC, a Delaware company. PMUSAI and Pro US LLC hold certain assets located in the U.S. acquired as a result of the Midstream NGL Acquisition.

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The head and principal offices of PMUSAI and Pro US LLC are located at 654 N. Sam Houston Pkwy E. Houston, Texas 77060-5919. The registered office of PMUSAI and Pro US LLC is located at 271 Centerville Road, Suite 400, Wilmington, New Castle Court, Delaware 19808.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the inter-corporate relationships among PEL and its material subsidiaries as of March 15, 2012.

INFORMATION CONCERNING PEL AND ITS BUSINESS

General

Provident Energy Ltd. is a corporation incorporated under the ABCA. All of the issued and outstanding Common Shares are held by the Shareholders.

PEL holds interests in the natural gas liquids midstream infrastructure and logistics business through PMHLP and various other subsidiaries. Revenue from the business flows to PEL from PMHLP and PEL's other subsidiaries by way of interest payments and principal repayments on notes and by way of dividends and partnership distributions from the subsidiaries. See "Natural Gas Liquids Midstream Processing and Marketing Operations".

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The principal business of PEL is to manage and administer the operating activities associated with the natural gas liquids midstream infrastructure and logistics business held by Provident. PEL currently has 286 employees, consultants and contract operators at its head office location and in several field offices within the operating areas of the midstream facilities in Redwater and Empress, Alberta, Sarnia and Corunna, Ontario, Lynchburg, Virginia and Houston, Texas. Provident also carries on business in Alida, Saskatchewan through its subsidiary, Three Star Trucking Ltd., a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers.

Cash Dividends

As of March 15, 2012, Provident's dividend level was $0.045 per Common Share per month. However, all decisions with respect to the declaration of dividends on the Common Shares will be made by the Provident Board on the basis of Provident's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Provident, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends.

It is anticipated that the dividends will be "eligible dividends" for Canadian income tax purposes and thus qualify for the enhanced gross-up and dividend tax credit regime for certain shareholders of Provident. However, no assurance can be given that all distributions will be designated as eligible dividends. Provident will continue to be treated as a corporation for U.S. federal income tax purposes. As a corporation, Provident's dividends to U.S. Shareholders may be "qualified dividends" as determined under the U.S. Internal Revenue Code.

Common Shares

All of the issued and outstanding Common Shares are held by the Shareholders. Each Common Share entitles its holder to receive notice of and to attend all meetings of the Shareholders and to one vote at such meetings. The Shareholders are, at the discretion of the Provident Board and subject to applicable legal restrictions, entitled to receive any dividends declared by the Provident Board on the Common Shares. All such Common Shares are entitled to share equally in any distribution of the assets of PEL upon the liquidation, dissolution, bankruptcy or winding-up of PEL or other distribution of its assets among its Shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Common Shares.

PEL has no other class of shares authorized for issuance other than the Common Shares.

Initial 6.5 Percent Debentures

In March 2005, Provident issued $100.0 million aggregate principal amount of convertible unsecured subordinated debentures. The Initial 6.5 Percent Debentures had a maturity date of August 31, 2012.

The Conversion constituted a "change of control" under the debenture indenture governing the Initial 6.5 Percent Debentures. As a result, Provident was required to deliver to each holder of the Initial 6.5 Percent Debentures a notice stating that there had been a change of control and specifying the circumstances surrounding such event, together with an offer in writing to purchase all of the outstanding Initial 6.5 Percent Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Initial 6.5 Percent Debentures up to, but excluding, the date of acquisition by Provident. The offer to purchase the Initial 6.5 Percent Debentures expired on February 21, 2011. Approximately $4.1 million principal amount of Initial 6.5 Percent Debentures were validly deposited in acceptance of the offer.

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On May 25, 2011, Provident redeemed all of the outstanding Initial 6.5 Percent Debentures at a redemption price of $1,000 in cash per $1,000 principal amount of Initial 6.5 Percent Debentures, plus accrued interest, for an aggregate purchase price of approximately $95 million.

Supplemental 6.5 Percent Debentures

In November 2005, Provident issued $150.0 million aggregate principal amount of convertible unsecured subordinated debentures. The Supplemental 6.5 Percent Debentures matured on April 30, 2011 and Provident repaid the outstanding principal amount of Supplemental 6.5 Percent Debentures on the maturity date of approximately $68.6 million.

5.75 Percent Debentures (E Series)

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures. The 5.75 Percent Debentures (E Series) mature on December 31, 2017 and bear interest at a rate of 5.75 percent per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The 5.75 Percent Debentures (E Series) are convertible at the option of the holder into Common Shares at any time prior to the earlier of December 31, 2017 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $10.60 per Common Share, subject to adjustment in certain circumstances.

The 5.75 Percent Debentures (E Series) are not redeemable by Provident before December 31, 2013. On and after December 31, 2013 and prior to December 31, 2015, the 5.75 Percent Debentures (E Series) may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On and after December 31, 2015, the 5.75 Percent Debentures (E Series) may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.

On redemption or maturity of the 5.75 Percent Debentures (E Series), Provident may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Common Shares to the holder of 5.75 Percent Debentures (E Series).

Upon conversion of the 5.75 Percent Debentures (E Series), in lieu of delivering Common Shares, Provident may elect to pay the holder cash at the option of Provident. If Provident elects, in its sole discretion, to settle the conversion obligation in cash, Provident will deliver to the holder an amount in cash based on the daily volume weighted average price of the Common Shares on the TSX as measured over a period of 10 consecutive trading days commencing on the third day following the conversion date. Notwithstanding any election by Provident to invoke or suspend the cash conversion option or any election by a holder of 5.75 Percent Debentures (E Series) to convert 5.75 Percent Debentures (E Series) into Common Shares, this cash conversion option will be immediately suspended if and for so long as any default, event of default or acceleration has occurred and is continuing under any of Provident's senior indebtedness or if the payment of such cash conversion option would reasonably be expected to result in such a default or event of default.

Upon completion of the Conversion, PEL assumed all of the covenants and obligations in respect of the 5.75 Percent Debentures (E Series) from the Trust and entered into a supplemental debenture indenture with Computershare, as debenture trustee.

As of March 15, 2012, there was $172.5 million aggregate principal amount of 5.75 Percent Debentures (E Series) outstanding.

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5.75 Percent Debentures (F Series)

In May 2011, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures. The 5.75 Percent Debentures (F Series) mature on December 31, 2018 and bear interest at a rate of 5.75 percent per annum, payable semi-annually in arrears on June 30 and December 31 in each year. The 5.75 Percent Debentures (F Series) are convertible at the option of the holder into Common Shares at any time prior to the earlier of December 31, 2018 and the business day immediately preceding any date specified by Provident for redemption at a conversion price of $12.55 per Common Share, subject to adjustment in certain circumstances.

The 5.75 Percent Debentures (F Series) are not redeemable by Provident before December 31, 2014. On and after December 31, 2014 and prior to December 31, 2016, the 5.75 Percent Debentures (F Series) may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On and after December 31, 2016, the 5.75 Percent Debentures (F Series) may be redeemed in whole or in part from time to time at the option of Provident on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest.

On redemption or maturity of the 5.75 Percent Debentures (F Series), Provident may, subject to regulatory approval, elect to satisfy the redemption price or principal amount by issuing Common Shares to the holder of 5.75 Percent Debentures (F Series).

Upon conversion of the 5.75 Percent Debentures (F Series), in lieu of delivering Common Shares, Provident may elect to pay the holder cash at the option of Provident. If Provident elects, in its sole discretion, to settle the conversion obligation in cash, Provident will deliver to the holder an amount in cash based on the daily volume weighted average price of the Common Shares on the TSX as measured over a period of 10 consecutive trading days commencing on the third day following the conversion date. Notwithstanding any election by Provident to invoke or suspend the cash conversion option or any election by a holder of 5.75 Percent Debentures (F Series) to convert 5.75 Percent Debentures (F Series) into Common Shares, this cash conversion option will be immediately suspended if and for so long as any default, event of default or acceleration has occurred and is continuing under any of Provident's senior indebtedness or if the payment of such cash conversion option would reasonably be expected to result in such a default or event of default.

As of March 15, 2012, there was $172.5 million aggregate principal amount of 5.75 Percent Debentures (F Series) outstanding.

Debt Financing

Provident entered into a restated credit agreement (the "Credit Facility") as of October 14, 2011, among Provident, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").

The Credit Facility is secured by all of the assets of Provident and its restricted subsidiaries, including the Midstream Business assets. Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased up to $750 million at the option of Provident, subject to obtaining additional commitments. The Credit Facility also provides for a separate $75 million letter of credit facility.

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The terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014 (subject to customary extension provisions). Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances, LIBOR loans or letters of credit. As at March 15, 2012, Provident had drawn $170.0 million or 34 percent of its Credit Facility. At March 15, 2012, the effective interest rate for outstanding direct borrowings under the Credit Facility was 3.10 percent. At March 15, 2012, Provident had $47.4 million in letters of credit outstanding, representing 63 percent of the letter of credit facility capacity, that guarantee Provident's or its subsidiaries' performance under certain commercial and other contracts.

In accordance with the Credit Facility, Provident must maintain certain financial covenants and will not assume or create any mortgage, charge or encumbrance on the assets of Provident or its restricted subsidiaries other than permitted encumbrances. In addition, the Credit Facility contains other standard covenants restricting Provident's and its restricted subsidiaries' ability to incur indebtedness, dispose of assets, enter into hedging arrangements, provide financial assistance, change their business or enter into reorganizations with third parties. The Credit Facility also prohibits dividends to the Shareholders if a default or event of default exists or would reasonably be expected to result therefrom.

The events of default under the Credit Facility include a default in payment of any principal or interest when due, failure to comply with any covenants or conditions, failure to observe or comply with any financial covenant, a change of control of Provident and other standard events which are typical of credit facilities of this nature. Provident has also agreed to indemnify the Lenders in certain circumstances.

A copy of the Credit Facility has been filed on SEDAR and is available under Provident's issuer profile on SEDAR at www.sedar.com.

Shareholder Rights Plan

Provident has adopted a Shareholder Rights Plan which was approved at the special meeting of Unitholders held on December 1, 2010. The Shareholder Rights Plan was not recommended or approved in response to or in contemplation of any known take-over bid or other similar transaction.

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for Provident. Takeover bids may be structured to be coercive or may be initiated at a time when the Provident Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of Provident and gives the Provident Board time if, in the circumstances, the Provident Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. The Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any rights under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a permitted bid or to approach the Provident Board to negotiate a mutually acceptable transaction. The permitted bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

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The Shareholder Rights Plan was not proposed to prevent a takeover of Provident, to secure the continuance of management or the directors of Provident in their respective offices or to deter fair offers for the Common Shares.

A complete copy of the Shareholder Rights Plan is available on SEDAR under Provident's issuer profile at www.sedar.com.

GENERAL DEVELOPMENT OF THE BUSINESS OF PROVIDENT

Three Year History

The following information describes the development of the business of Provident over the last three completed financial years.

On August 1, 2009, Provident entered into an agreement with BP Canada to purchase an additional 6.15 percent interest in the Sarnia fractionation facility operated by BP Canada for an immediate payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement. The acquisition increased Provident's ownership in the Sarnia fractionator to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East System by approximately 7,400 bpd to approximately 20,000 bpd in total.

On August 24, 2009, PEL and certain of Provident's other subsidiaries entered into an agreement with Crescent Point Energy Corp. ("Crescent Point") to sell certain oil and natural gas production assets located primarily in Southeast and Southwest Saskatchewan, including interests, royalties and all associated assets, equipment, production facilities, gathering systems, seismic and contractual arrangements, to Crescent Point for a purchase price of $225 million in cash, subject to normal closing adjustments.

On September 30, 2009, Provident announced that it had closed the sale of its oil and natural gas assets in Southeast and Southwest Saskatchewan to Crescent Point for cash consideration of $226 million including closing adjustments. Effective September 30, 2009, Provident also completed the sale of a minor property in the Lloydminster area of Alberta (Dolcy) for $13 million. Proceeds from both dispositions were initially applied to Provident's credit facility.

On October 28, 2009, Provident announced it had entered into an agreement with Emerge Oil & Gas Inc. ("Emerge"), a private oil and gas company, to sell Provident's oil and natural gas assets in the Lloydminster area for total consideration of $85 million, consisting of $68 million in cash and $17 million in equity of Emerge. Provident completed the sale of these assets on November 30, 2009. Proceeds from the sale were initially applied to Provident's credit facility.

On November 25, 2009, Provident announced that it had entered into an agreement with Dow Chemical Canada to purchase a commercial storage facility in Corunna, Ontario. Located in close proximity to Provident's Sarnia operations, the 1,000 acre site has an active cavern storage capacity of 12.1 mmbbls, consisting of 5.0 mmbbls of hydrocarbon storage and 7.1 mmbbls currently used for brine storage. In addition, the facility has 13 pipeline connections and a small rail offloading facility. The acquisition closed on March 31, 2010.

On December 23, 2009, Provident entered into an agreement with Storm Ventures International Inc., a private oil and gas company, to sell oil and natural gas assets in West Central Alberta for cash consideration of $190 million, prior to normal closing adjustments. This transaction closed March 1, 2010, with an October 1, 2009 effective date. Net proceeds from this disposition in the amount of $176 million were used to reduce outstanding debt under Provident's credit facility.

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Effective January 1, 2010, Provident completed an internal reorganization intended to further segregate and consolidate Provident's subsidiaries along business units. As a result of the internal reorganization transactions, Provident's oil and natural gas production business was consolidated in Provident Energy Resources Inc., a subsidiary of the Trust.

On April 19, 2010, Provident and Midnight entered into an arrangement agreement pursuant to which Midnight agreed to acquire Provident's Canadian crude oil and natural gas production business by way of a plan of arrangement under the ABCA. The Midnight Arrangement was completed on June 29, 2010 and resulted in the acquisition of Provident's oil and natural gas production business by Midnight for total consideration valued at approximately $424 million, consisting of cash and common shares of Midnight. The cash proceeds of approximately $107 million, net of transaction costs, were retained by Provident and directed towards repayment of long-term debt under the Credit Facility. As part of the Midnight Arrangement, the Midnight common shares were also consolidated on the basis of one post-consolidation Midnight share for every ten pre-consolidation Midnight shares and Midnight and Provident Energy Resources Inc., a subsidiary of the Trust, were amalgamated to form Pace. Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace for every Trust Unit held. Following the Midnight Arrangement, Unitholders continued to hold the same number of Trust Units as previously held immediately prior to the Midnight Arrangement and the Trust Units continued to be listed on both the TSX and the NYSE.

On April 20, 2010, Provident announced the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer and Director. Mr. Haughey succeeded Mr. Tom Buchanan who stepped down from his position as President, Chief Executive Officer and Director effective April 30, 2010.

The Trust entered into the Credit Facility as of June 29, 2010, as amended and extended as of October 14, 2011, among the Trust, National Bank of Canada, as administrative agent, and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions. The Credit Facility is secured by all of the assets of Provident and its restricted subsidiaries, including the Midstream Business assets. Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of Provident, subject to obtaining additional commitments. The Credit Facility also provides for a separate $75 million letter of credit facility. See "Information Concerning PEL and its Business - Debt Financing".

On July 15, 2010, Provident announced that the Provident Board had approved the adoption of a unitholder rights plan. The unitholder rights plan helped ensure the fair treatment of Unitholders in the event of any transaction involving a change of control of the Trust. The unitholder rights plan became effective immediately and continued in effect until it was replaced with the Shareholder Rights Plan as of January 1, 2011.

Effective September 30, 2010, Mark Walker, Senior Vice-President, Finance & Chief Financial Officer stepped down from his position with Provident. On September 8, 2010, Provident announced the appointment of Brent Heagy as Provident's new Senior Vice-President, Finance & Chief Financial Officer, effective October 1, 2010.

On October 6, 2010, Provident announced that it intended to proceed with a proposed arrangement under the ABCA involving the Trust, PEL, Newco and Unitholders which would result in the conversion of the Trust from a trust structure to a corporate structure, subject to Unitholder, court and regulatory approval. The Conversion was approved at a meeting of Unitholders held on December 1, 2010. At the meeting, Unitholders also approved the adoption of the Shareholder Rights Plan which came into effect upon completion of the Conversion.

On October 19, 2010, Provident announced it had entered into a bought-deal agreement with a syndicate of underwriters to issue up to $172.5 million principal amount of 5.75 Percent Debentures (E Series). Proceeds from this offering were used to repay existing indebtedness under the Credit Facility. The offering of the 5.75 Percent Debentures (E Series) was made by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and was completed in November 2010. Total gross proceeds from the offering of the 5.75 Percent Debentures (E Series) were $172.5 million, after exercise of the over-allotment option in connection with the offering.

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Effective January 1, 2011, Provident completed the Conversion. Pursuant to the Conversion, Unitholders exchanged all of their Trust Units for Common Shares on a one-for-one basis. PEL became a reporting issuer in each of the provinces of Canada as a result of the Conversion and the Common Shares became listed on the TSX and NYSE. The Trust was terminated pursuant to the Conversion and has ceased to be a reporting issuer in each of the provinces of Canada following the Conversion. The Trust Units were subsequently de-listed from the TSX and NYSE.

The Conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd.". The Conversion did not involve the acquisition of any additional interests in any operating assets or the disposition of any of the Trust's interests in operating assets. PEL owns, directly or indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the Conversion and PEL has assumed all of the obligations of the Trust. PEL retained the same management team and members of the Provident Board following the Conversion.

Following the completion of the Conversion, holders of the Initial 6.5 Percent Debentures, Supplemental 6.5 Percent Debentures and 5.75 Percent Debentures (E Series) were thereafter entitled to receive Common Shares, rather than Trust Units, on the basis of one Common Share in lieu of each Trust Unit which they were previously entitled to receive, on conversion of such debentures.

The Conversion also constituted a "change of control" under the debenture indenture governing the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures. As a result, Provident was required to deliver to each holder of the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures a notice stating that there had been a change of control and specifying the circumstances surrounding such event, together with an offer in writing to purchase all of the outstanding Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures up to but excluding the date of acquisition by Provident.

The offer for the Initial 6.5 Percent Debentures and Supplemental 6.5% Debentures expired on February 21, 2011. Approximately $4.1 million principal amount of Initial 6.5 Percent Debentures and approximately $81.3 million principal amount of Supplemental 6.5 Percent Debentures were validly deposited in acceptance of the offer. Provident acquired and accepted for payment all Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures validly deposited and not withdrawn pursuant to the offer up to the expiry time. The total purchase price in respect of the acquisition of the Initial 6.5 Percent Debentures and Supplemental 6.5 Percent Debentures, including accrued interest owing up to, but excluding, the expiry date of February 21, 2011, was approximately $88 million.

Completion of the Conversion did not constitute a change of control under the debenture indenture governing the 5.75 Percent Debentures (E Series). As a result, Provident was not required to make an offer to purchase the 5.75 Percent Debentures (E Series) as a result of the Conversion.

On April 18, 2011, Provident announced it had entered into a bought-deal agreement with a syndicate of underwriters to issue up to $172.5 million principal amount of 5.75 Percent Debentures (F Series). Proceeds from this offering were used to initially repay existing indebtedness under the Credit Facility, which was then re-drawn to fund the redemption of all of the outstanding Initial 6.5% Debentures. The offering of the 5.75 Percent Debentures (F Series) was made by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and was completed in May 2011. Total gross proceeds from the offering of the 5.75 Percent Debentures (F Series) were $172.5 million, after exercise of the over-allotment option in connection with the offering.

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On April 30, 2011, the Supplemental 6.5 Percent Debentures matured and Provident repaid the outstanding principal amount of Supplemental 6.5 Percent Debentures on the maturity date of approximately $68.6 million.

On May 25, 2011, Provident redeemed all of the outstanding Initial 6.5 Percent Debentures at a redemption price of $1,000 in cash per $1,000 principal amount of Initial 6.5 Percent Debentures, plus accrued interest, for an aggregate purchase price of approximately $95 million.

On July 11, 2011, Provident announced the acquisition of a two-thirds interest in Three Star Trucking Ltd. ("Three Star"), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. The consideration was comprised of approximately $7.9 million in cash and 944,828 Common Shares with an ascribed value of $7.6 million. The acquisition was completed on October 3, 2011. Provident retained the option to purchase the remaining minority interest in Three Star after three years from the closing date of October 3, 2011.

On September 8, 2011, Provident announced the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of NGL production from the Bakken area. The NGLs from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario. Provident anticipates the project will cost approximately $10 million to complete and is scheduled to begin receiving volumes on April 1, 2012.

On September 15, 2011, Provident announced it had entered into agreements with NOVA Chemicals Corporation to provide approximately one million barrels of product storage and other services at the Provident Redwater facility, with staged on-stream dates of the third quarter of 2012 and the first quarter of 2013. The total capital cost associated with this project is anticipated to be approximately $100 million.

On September 30, 2011, Provident announced it had entered into a 10 year agreement with a major industrial company in the Sarnia area for the contracting of 525,000 barrels of product storage at Provident's Corunna facility located near Sarnia, Ontario. The storage services are anticipated to commence in the first half of 2012.

On October 6, 2011, Provident announced it had entered into a ten year storage agreement at its Redwater facility with a major producer and will be providing approximately one million barrels of storage capacity on a fee-for-service basis. The storage services are expected to commence on a staged basis with 50 percent beginning in the second quarter of 2012 and the remainder in the second quarter of 2013.

Pembina Arrangement

Details of the Pembina Arrangement

On January 15, 2012, Provident and Pembina entered into the Pembina Arrangement Agreement which provides for the acquisition by Pembina of all of the issued and outstanding Common Shares by way of a plan of arrangement under the ABCA (the "Pembina Arrangement"). Under the terms of the Pembina Arrangement Agreement, Shareholders will receive 0.425 of a Pembina Share for each Common Share held (the "Provident Exchange Ratio").

Under the Pembina Arrangement Agreement, Pembina will also assume all of the rights and obligations of Provident relating to the 5.75 Percent Debentures (E Series) and the 5.75 Percent Debentures (F Series). The conversion price of each of the 5.75 Percent Debentures (E Series) and the 5.75 Percent Debentures (F Series) will be adjusted pursuant to the terms of the trust indenture governing the 5.75 Percent Debentures (E Series) and the 5.75 Percent Debentures (F Series) based on the Provident Exchange Ratio.

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Following closing of the Pembina Arrangement, Pembina will be required to make an offer for the 5.75 Percent Debentures (E Series) and the 5.75 Percent Debentures (F Series) at 100 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days of closing of the Pembina Arrangement. Should a holder of the 5.75 Percent Debentures (E Series) or the 5.75 Percent Debentures (F Series) elect not to accept the repurchase offer, the debentures will mature as originally set out in the trust indenture which governs them. Holders who convert their 5.75 Percent Debentures (E Series) or the 5.75 Percent Debentures (F Series) following completion of the Pembina Arrangement will receive Pembina Shares, based on the adjusted conversion price.

Completion of the Pembina Arrangement will require the satisfaction of several conditions contemplated in the Pembina Arrangement Agreement, including the approval of Shareholders, compliance with the Competition Act (Canada), and satisfaction of other customary approvals including regulatory, stock exchange, and Court of Queen's Bench of Alberta approvals. The required Shareholder approval will be two-thirds of the votes cast by holders of Common Shares at a special meeting of Shareholders to be held on March 27, 2012 to consider the Pembina Arrangement.

In addition, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. As the Pembina Arrangement will result in greater than 25% of Pembina's common shares being issued on a non-diluted basis, the issuance of the Pembina Shares thereunder must be approved by a majority of the votes cast by shareholders of Pembina present in person or by proxy at the special meeting of Pembina shareholders to be held on March 27, 2012.

Closing of the Pembina Arrangement is expected to occur on or about April 2, 2012, subject to regulatory approval.

Additional information concerning the Pembina Arrangement is set out in the joint information circular of Provident and Pembina dated February 17, 2012 which has been filed on SEDAR and is available under Provident's issuer profile at www.sedar.com.

The Pembina Arrangement is being effected pursuant to the Pembina Arrangement Agreement. The Pembina Arrangement Agreement contains covenants, representations and warranties of and from each of Provident and Pembina and various conditions precedent, both mutual and with respect to each entity. A copy of the Pembina Arrangement Agreement has been filed on SEDAR and is available under Provident's issuer profile at www.sedar.com. See "Material Contracts".

Management and Staff

After the completion of the Pembina Arrangement, the combined assets and employees of Provident and Pembina will operate under the Pembina name. The combined entity will be led by Bob Michaleski, President and Chief Executive Officer of Pembina, and a combination of Pembina's and Provident's executive teams.

Board of Directors

Subject to a successful completion of the proposed transaction, each of Mr. Grant D. Billing and Mr. Jeffrey T. Smith, current members of the Provident Board, have advised that they will accept positions on the Pembina board of directors. Mr. Randy Findlay, currently a director of both Pembina and Provident, will continue as a director of Pembina.

Board Approvals

The Provident Board has approved the Pembina Arrangement Agreement, has determined, based in part upon fairness opinions received from its financial advisors, that the Pembina Arrangement is fair from a financial point of view to the Shareholders, the holders of the 5.75 Percent Debentures (E Series) and the holders of the 5.75 Percent Debentures (F Series), that the Pembina Arrangement and the entering into of the Pembina Arrangement Agreement are in the best interests of Provident and has determined that it will recommend that the Shareholders vote in favour of the Pembina Arrangement.

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The board of directors of Pembina has also approved the Pembina Arrangement Agreement, has determined, based in part upon verbal fairness opinions received from its financial advisors, that the Pembina Arrangement is fair to the Pembina shareholders, that the Pembina Arrangement and the entering into of the Pembina Arrangement Agreement are in the best interests of Pembina and has determined that it will recommend that the Pembina shareholders vote in favour of the issuance of Pembina Shares in connection with the Pembina Arrangement.

RISK MANAGEMENT

Details of Provident's commodity price risk management program and the financial instruments in place at December 31, 2011 are available in Note 16 to Provident's audited consolidated financial statements incorporated by reference herein. Provident's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2011 have been filed on SEDAR and are available under Provident's issuer profile at www.sedar.com.

The market risk management program is designed to protect a base level of operating cash flow in order to support cash dividends and capital programs. The market risk management program manages commodity price volatility, as well as fluctuating interest and foreign exchange rates. Provident utilizes a variety of financial instruments to protect margins on a portion of its frac spread production and sales, and to manage physical contract exposure for periods of up to two years. As well, the Provident market risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Provident manages risks associated with the operation of our assets by purchasing property, business interruption and liability/pollution insurance. Provident also protects both its directors and officers, as well as the organization, by obtaining insurance for its directors and officers.

NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING OPERATIONS

The Midstream Business

Provident's Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers. The following provides information about the associated business activities of the Midstream operation comprising Redwater West, Empress East and Commercial Services. The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income. The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Company.

Redwater West is comprised of the following core assets:

·	100 percent ownership of the Redwater NGL facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, multi-product truck loading facilities, 7.8 million gross barrels of salt cavern storage, and a 80,000 bpd condensate rail offloading facility with a 500 railcar storage yard. The Redwater facility is the only facility in western Canada that can fractionate a high-sulphur ethane-plus mix.

·	Approximately 7,000 bpd of contracted fractionation capacity at other facilities.

·	43.3 percent direct ownership and 100 percent control of all products from the nameplate capacity 750 mmcfd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident's Redwater facility near Edmonton.

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·	100 percent ownership of the 565 kilometer proprietary Liquids Gathering System ("LGS") that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater facility.

·	A rail car fleet of approximately 500 rail cars under long-term lease agreement.

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale. The feedstock for Redwater West has a significant portion of NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident's industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Provident's condensate terminal is the largest of its size in western Canada.

Empress East is comprised of the following core assets:

·	Approximately 2.0 Bcfd in extraction capacity at Empress, Alberta. This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL extraction plant, 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant.

·	100 percent ownership of a 55,000 bpd debutanizer at Empress, Alberta.

·	50 percent ownership in both the 150,000 bpd Kerrobert pipeline and 1.6 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection of NGLs into the Enbridge pipeline system. Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of a 10,000 bpd depropanizer.

·	In Sarnia, Ontario, 16.5 percent ownership of a nameplate capacity 150,000 bpd fractionators and 1.7 mmbbl of raw product storage capacity, as well as 18.0 percent of 5.7 mmbbl of finished product storage and a rail, truck and pipeline terminalling facility. An additional 150,000 bbls of specification product storage capacity is also contracted in the Sarnia area.

·	100 percent ownership of the Provident Corunna storage facility. The 1,000 acre site has an active cavern storage capacity of 12.8 million barrels, consisting of 4.8 million barrels of hydrocarbon storage and 8.0 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a rail offloading facility.

·	A propane distribution terminal at Lynchburg, Virginia.

·	A rail car fleet of approximately 400 rail cars under long-term lease agreement.

Provident extracts NGLs from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting propane and butane to Sarnia, Ontario for fractionation and sale into markets in central Canada and the eastern United States. The margin in the business is determined primarily by frac spreads. Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

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Commercial Services includes services such as fractionation, storage, NGL terminalling, loading and offloading that are provided to third parties on a cost of service or a fee basis utilizing assets at Provident's Redwater facility. In addition, pipeline tariff income is generated from Provident's ownership of the LGS in northwest Alberta which flows into Pembina's pipeline from LaGlace to Redwater. Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia. Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long-term cost of service basis. Earnings from these activities have little direct exposure to market price volatility and are thus relatively stable. The assets used to generate this fee-for-service income are also employed to generate proprietary income in Redwater West and Empress East. Commercial Services also includes operating results from Three Star Trucking Ltd., a Saskatchewan based oilfield hauling company serving Bakken area crude oil producers, of which a two-thirds interest was acquired in October 2011.

Provident's integrated marketing and distribution arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic. Rather than selling NGLs produced by the Redwater West and Empress East facilities at the plant gate, the marketing and logistics group utilizes Provident's integrated suite of transportation, storage and logistics assets to access markets across North America. Due to its broad marketing scope, Provident's NGL products are priced based on multiple pricing indices. These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario. Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident's marketing group also generates arbitrage trading margins by taking advantage of trading opportunities created by locational price differentials.

Long term contracts

Provident has several long-term contracts in place to help ensure product availability and to secure long-term revenue streams. These contracts include:

•	A long-term purchase agreement for NGL mix at the Younger NGL extraction plant.

•	A significant portion of the available propane, butane and condensate ("propane-plus") fractionation capacity at the Redwater fractionation facility is contracted through a long term fee-for-service arrangement with third parties.

•	The ethane produced from Provident's facilities at Empress and Redwater is largely sold under long-term contracts.

•	A portion of Provident's 80,000 bpd capacity of condensate rail off-loading is under long-term contracts.

•	A significant portion of the condensate storage capacity of 500,000 barrels at the Provident Redwater facility is sold under long-term contracts to various third parties.

•	A long-term significant propane sales contract at the Provident Redwater facility.

•	A long-term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

•	Agreements with Nova Chemicals Corporation for storage at the Provident Redwater facility.

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•	A 10-year crude oil storage agreement, totaling approximately one million barrels of storage capacity, at the Provident Redwater facility with a major producer on a fee-for-service basis.

•	A 10-year agreement with a major industrial company in the Sarnia area for storage and the use of associated pipeline and drying facilities at the Provident Corunna facility on a fee-for-service basis.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol PVE and the NYSE under the symbol PVX.

The 5.75 Percent Debentures (E Series) and 5.75 Percent Debentures (F Series) are listed and posted for trading on the TSX under the symbols PVE.DB.E and PVE.DB.F.

The following table summarizes the high and low trading prices and volume of trading in respect of the Common Shares, 5.75 Percent Debentures (E Series) and 5.75 Percent Debentures (F Series) for the periods indicated on both the TSX and the NYSE, as applicable, during the period from January 1, 2011 to December 31, 2011.

Toronto Stock Exchange

Common Shares (PVE)

Period	High ($)	Low ($)	Volume (000's)
2011
January	8.32	7.81	17,876
February	8.38	8.01	7,383
March	9.03	7.62	8,045
April	9.06	8.58	8,580
May	9.00	8.48	9,042
June	8.94	7.70	11,418
July	8.84	8.28	4,356
August	8.64	6.84	11,831
September	8.74	7.95	11,051
October	9.36	7.92	7,305
November	9.79	8.76	8,725
December	10.03	9.32	11,245

5.75 Percent Debentures (E Series) (PVE.DB.E)

Period	High ($)	Low ($)	Volume (000's)
2011
January	101.00	99.69	4,973
February	102.00	100.60	14,939
March	103.80	101.00	3,234
April	104.00	102.00	4,431
May	103.49	101.00	4,488
June	103.60	96.00	4,451
July	101.78	100.06	1,181
August	102.25	96.00	5,400
September	101.00	99.00	2,857
October	102.25	97.00	6,250
November	103.55	100.50	2,759
December	104.75	102.36	3,113

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5.75 Percent Debentures (F Series) (PVE.DB.F)

Period	High ($)	Low ($)	Volume (000's)
2011
May	101.00	99.50	19,585
June	100.69	99.50	3,599
July	100.35	99.65	1,720
August	100.00	95.00	1,693
September	99.79	98.00	1,181
October	99.49	92.33	1,730
November	100.90	98.50	3,875
December	101.99	99.50	3,785

Note:

(1) The 5.75 Percent Debentures (F Series) began trading on the TSX on May 10, 2011.

New York Stock Exchange

Common Shares (PVX)

Period	High (U.S.$)	Low (U.S.$)	Volume (000's)
2011
January	8.40	7.78	26,681
February	8.49	8.06	18,685
March	9.30	7.81	29,982
April	9.48	8.94	26,190
May	9.48	8.67	26,395
June	9.21	7.85	31,270
July	9.19	8.64	18,237
August	9.05	6.90	36,169
September	8.78	7.90	27,624
October	9.42	7.42	30,919
November	9.60	8.64	24,751
December	9.88	9.01	23,834

RECORD OF CASH DIVIDENDS

The following table sets forth the per Common Share amount of monthly cash dividends declared and paid or payable by Provident since the beginning of the most recently completed financial year.

	Dividend Amount (Cdn$)	Dividend Amount (US$)(1)
2011
January	$0.045	$0.046
February	$0.045	$0.046
March	$0.045	$0.047
April	$0.045	$0.046

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	Dividend Amount (Cdn$)	Dividend Amount (US$)(1)
2011
May	$0.045	$0.046
June	$0.045	$0.047
July	$0.045	$0.046
August	$0.045	$0.046
September	$0.045	$0.044
October	$0.045	$0.044
November	$0.045	$0.044
December	$0.045	$0.044
Total for 2011	$0.54	$0.546
2012
January	$0.045	$0.045
February	$0.045	$0.045
March	$0.045	$0.045	(2)
Total for 2012	$0.135	$0.135

Notes:

(1)	The exchange rate is based on the Bank of Canada noon rate on the payment date.
(2)	The actual U.S. dollar dividend will depend on the exchange rate on the payment date.

Prior to the Conversion, the Trust paid monthly cash distributions to Unitholders. From the Trust's inception to the completion of the Conversion effective January 1, 2011, the Trust paid an aggregate of $15.24 (U.S.$11.99) in cash distributions to Unitholders.

In addition to cash distributions, Provident completed the sale of its oil and natural gas production business to Midnight pursuant to the Midnight Arrangement in the second quarter of 2010. Pursuant to the Midnight Arrangement, Unitholders received 0.12225 shares of Pace for every Trust Unit held. This issuance of the Pace shares was valued at $308.7 million, or $1.16 per unit (US$1.10 per unit).

PREMIUM DIVIDEND AND DIVIDEND REINVESTMENT SHARE PURCHASE PLAN

Provident implemented a premium dividend and dividend reinvestment share purchase plan (the "DRIP") to provide holders of Common Shares with a means to automatically reinvest sums received on account of dividends on Common Shares. Provident reserves the right to prorate the participation in the DRIP to manage the amount of cash reinvested in the company and the number of Common Shares issued under the DRIP. A participant may elect to have Computershare, as plan agent (a) purchase Common Shares, on behalf of a participant, with the cash distributions at 95 percent of the market value of the Common Shares, or (b) elect to purchase additional Common Shares, on behalf of a participant, with the cash dividends and deliver such Common Shares to a broker in exchange for a premium cash dividend equal to an amount up to 102 percent of the monthly cash dividend. If a participant has elected either (a) or (b), Computershare, as plan agent, may, on behalf of such participant, purchase additional Common Shares with the cash dividends at the market value of such Common Shares. Residents of Canada are eligible to elect options (a) or (b). Due to regulatory restrictions, residents of the United States are eligible to elect option (a) only at this time. Employees of Provident, including the executive officers, are entitled to participate in the DRIP.

On January 16, 2012, Provident announced the suspension of the DRIP as a result of the Pembina Arrangement.

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The following table provides the details of the DRIP (including the Trust DRIP where applicable) since January 2010.

		Premium Distribution or Dividend	5 percent Discounted Unit or Share Price for Distribution or Dividend Reinvestment Purchase Plans
Payable Date	Regular Distribution or Dividend	102 percent of Regular Distribution or Dividend(1)	15 Day Weighted Average Unit or Share Price(2)	5 percent Discounted Unit or Share Price
13-Jan-12	$0.045	$0.0459	$10.0213	$9.5202
15-Dec-11	$0.045	$0.0459	$9.6970	$9.2122
15-Nov-11	$0.045	$0.0459	$9.2021	$8.7420
14-Oct-11	$0.045	$0.0459	$8.5369	$8.1101
15-Sept-11	$0.045	$0.0459	$8.2698	$7.8563
15-Aug-11	$0.045	$0.0459	$8.0616	$7.6585
15-July-11	$0.045	$0.0459	$8.5303	$8.1038
15-June-11	$0.045	$0.0459	$8.5034	$8.0782
13-May-11	$0.045	$0.0459	$8.8232	$8.3820
15-Apr-11	$0.045	$0.0459	$8.8673	$8.4239
15-Mar-11	$0.045	$0.0459	$8.2514	$7.8388
12-Feb-11	$0.045	$0.0459	$8.0554	$7.6526
14-Jan-11	$0.045	$0.0459	$8.0684	$7.6650
15-Dec-10	$0.06	$0.0612	$7.7567	$7.3689
13-Nov-10	$0.06	$0.0612	$7.8007	$7.4107
15-Oct-10	$0.06	$0.0612	$7.3431	$6.9759
15-Sept-10	$0.06	$0.0612	$6.6903	$6.3558
13-Aug-10	$0.06	$0.0612	$6.8850	$6.5408
15-July-10	$0.06	$0.0612	$6.9971	$6.6472
15-June-10	$0.06	$0.0612	$7.3445	$6.9773
14-May-10	$0.06	$0.0612	$7.9882	$7.5888
15-Apr-10	$0.06	$0.0612	$7.8450	$7.4528
15-Mar-10	$0.06	$0.0612	$8.4212	$8.0001
12-Feb-10	$0.06	$0.0612	$8.3999	$7.9499
15-Jan-10	$0.06	$0.0612	$7.5170	$7.1412

Notes:

(1)	If, in respect of any dividend payment date, fulfilling all of the elections under the DRIP would result in Provident exceeding either the limit on new equity set by Provident or the aggregate annual limit on new Common Shares issuable pursuant to optional cash payments, then elections for the purchase of new Common Shares on that dividend payment date will be accepted: (i) first, from participants electing to reinvest their cash dividends in new Common Shares under the dividend reinvestment component of the DRIP; and (ii) second, from participants electing to receive the premium dividends. If Provident is not able to accept all elections in a particular category, then purchases of Common Shares in that category on the applicable dividend payment date will be prorated among all participants in that category according to the number of additional Common Shares sought to be purchased. Therefore, amounts shown in the table represent maximum amounts payable and actual amounts paid may be less due to proration.

(2)	Represents the price used for purchases made under the DRIP.

Materials relating to the DRIP are available under Provident's issuer profile on SEDAR at www.sedar.com and on Provident's website at www.providentenergy.com or by contacting Provident by phone at (403) 296 2233 or by mail at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.

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DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the current directors and officers of PEL, their principal position with PEL and their principal occupations, as of March 12, 2012. All of the persons listed below have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below. Each of the directors below will remain in office until the next annual meeting of Shareholders.

Name and Background	Number of Common Shares Beneficially Owned or Controlled or Directed
John B. Zaozirny(2) of Calgary, Alberta is Chairman of the Board and a Corporate Director. He also serves as vice-chairman of Canaccord Genuity Corp. Mr. Zaozirny was the Alberta Minister of Energy and Natural Resources from 1982 to 1986. He has been a director of PEL since 2001 and is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modelling Group Ltd., Pacific Rubiales Energy Corp., Pengrowth Corporation and Petroamerica Oil Corporation.	93,669

Grant D. Billing(1) of Calgary, Alberta is the Chairman and Chief Executive Officer of Superior Plus Corp. since July 2006. On November 14, 2011, Mr. Billing retired as Chief Executive Officer and continues to serve as non-executive Chairman of the Board of Directors. Prior to that, Mr. Billing was the Executive Chairman of Superior since 1995. He has been a director of PEL since 2001 and currently serves as Chairman of the Audit Committee.	69,700	(4)

Douglas J. Haughey of Calgary, Alberta has been the President and Chief Executive Officer and a director of PEL since April 29, 2010. Prior thereto from 1999 through 2008, Mr. Haughey was with Spectra Energy Corp. and predecessor companies. He was President of Spectra Energy's western Canadian natural gas midstream business and President and CEO of Spectra Energy Income Fund. Mr. Haughey is also a director of Fortis Inc.	44,598

Hugh A. Fergusson(3) of Calgary, Alberta is a Corporate Director and a private businessman and has been a director of PEL since 2005. Mr. Fergusson is a former Vice President and Director with Dow Chemical Canada Inc. and is also a director of Altagas Ltd. and Canexus Income Fund. Mr. Ferguson serves as Chairman of the Environmental, Health and Safety Committee.	12,450	(4)

Randall J. Findlay(3)(7) of Calgary, Alberta is a Corporate Director and has been a director of PEL since March 2001. Mr. Findlay was also the President of PEL from March 2001 until June 30, 2006. Prior thereto he was Executive Vice President and Chief Operating Officer of Founders from December 1999 to March 2001. He is also chair and a director of Canadian Helicopters Group Inc., and a director of Charger Energy Corp., Compton Petroleum Corporation, Pembina Pipeline Corporation and Superior Plus Corp.	165,589

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Name and Background	Number of Common Shares Beneficially Owned or Controlled or Directed
Norman R. Gish(2)(5) of Calgary, Alberta is an independent businessman and a Corporate Director. He is also a director of Superior Plus Corp. and Chairman and director of Quadrise Canada Corporation. Previously, he was president of Gish Consulting Inc. (energy consulting) from 2001 to 2007. Mr. Gish serves as the Chair of the Governance, Human Resources and Compensation Committee.	20,000	(4)

Bruce R. Libin(1) of Calgary, Alberta is an independent businessman. From December 2000 to March 2010, he was Executive Chairman and Chief Executive Officer of Destiny Resources Services Corp. From March 2010 to December 2010, he was President of Logan International Inc. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. He has been a director of PEL since 2001, is Chairman of Winstar Resources Ltd. and is a director of a number of private corporations.	212,292

M.H. (Mike) Shaikh(2)(6) of Calgary, Alberta is a Corporate Director and an independent businessman and is the President of M.H. Shaikh Professional Corporation. He has been a director of PEL since 2001 and is also a director of Amica Mature Lifestyles, Charger Energy Corp., Hawk Exploration Ltd. and Pace Oil and Gas Ltd.	192,231	(4)

Jeffrey T. Smith(1) of Calgary, Alberta is an independent businessman. He has been a director of PEL since 2001 and is also a director of Pace Oil and Gas Ltd.	10,400

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Governance, Human Resources and Compensation Committee.

(3)	Member of the Environment, Health and Safety Committee.

(4)	Mr. Billing also holds $2 million principal amount of the 5.75% Percent Debentures. Mr. Shaikh also holds $500,000 principal amount of the 5.75% debentures.

(5)	Mr. Gish was until August 20, 2009 a director of 4504020 Canada Inc. (formerly Railpower Technologies Corp. ("Railpower"), a reporting issuer in all provinces and territories of Canada that filed for court protection under the Companies' Creditors Arrangement Act (Canada) in Canada and under Chapter 15 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Western District of Pennsylvania on February 4, 2009 and February 6, 2009, respectively. On May 29, 2009, Railpower concluded the sale of all of its assets, except cash on hand and on deposit in financial institution, the land and property located in St.-Jean-sur-Richelieu (Quebec) and two road switching locomotives, to R.J. Corman Railroad Group LLC, a Kentucky limited liability company. The largest creditor, Ontario Teacher's Pension Plan, subsequently filed a Petition in Bankruptcy against Railpower which was granted on March 8, 2010.

(6)	Mr. Shaikh was a director of Mystique Energy Inc. ("Mystique") from November 11, 2004 until his resignation on April 24, 2007. On April 25, 2007 the Court of Queen's Bench of Alberta (the "Court") granted an initial order to Mystique for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order grants CCAA protection for an initial period of 30 days, expiring May 24, 2007, to be extended thereafter as the Court deems appropriate. The CCAA proceedings have been completed and Mystique has settled with its creditors.

(7)	Mr. Findlay was a director of Wellpoint Systems from July 23, 2008 to January 31, 2011. On January 31, 2011, Wellpoint Systems Inc. was placed into receivership by two of its lenders.

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Murray N. Buchanan

Executive Vice President

Mr. Buchanan received his masters of business administration from Queen's University, as well as an honours bachelor of administration degree from Queen's University. Mr. Buchanan is responsible for commercial activities associated with Provident's midstream services business unit including natural gas liquids fractionation, storage, processing, marketing and transportation services. Mr. Buchanan joined Provident in 2005 following Provident's acquisition of the Empress midstream assets and related marketing entity, Kinetic Resources, where he held the position of President for eight years. Mr. Buchanan has over 25 years of NGL marketing and petroleum industry experience.

Andrew G. Gruszecki

Executive Vice President

Mr. Gruszecki received his honours bachelor of science in science from the University of Western Ontario and did his co-op master's of business administration at McMaster University and joined Provident in 2003. He brings over 25 years of experience and expertise in oil and NGL marketing, business development, and planning. From 2000 to 2003, he was senior manager of commercial operations at Williams Energy (Canada). Prior to joining Williams, Mr. Gruszecki was vice president of NGL Marketing for Coast Energy Canada. From 1997 to 1998, he was director of commercial operations at TransCanada Midstream and the former Novagas Canada. While at Novagas, Mr. Gruszecki oversaw commercial issues related to the planning, construction and implementation of the NGL business which included the construction of the Redwater fractionation facilities. Mr. Gruszecki began his career in the energy business in 1981 and held positions of increasing responsibility before joining Novagas in 1997.

Brent C. Heagy

Senior Vice President, Finance and Chief Financial Officer

Mr. Heagy received his bachelor of commerce degree from the University of Saskatchewan and received his Chartered Accountant designation in 1985. Mr. Heagy is responsible for all finance, financial reporting, treasury, risk and compliance activities. Prior to the appointment to his current position in October 2010, Mr. Heagy was Executive Vice President and Chief Financial Officer for Zargon Energy Trust, Chief Risk Officer for Encana Corporation and Chief Financial Officer for PanCanadian Energy Corporation's US operations based in Houston, Texas. Prior thereto he worked in public accounting practice with Coopers & Lybrand in Calgary.

Robert (Bob) Lock

Vice President, NGL Supply and Extraction

Mr. Lock is responsible for Provident’s natural gas and NGL feedstock supply, joint ventures and commercial activities for Provident’s raw NGL asset infrastructure. Mr. Lock joined Provident in 2005, following Provident’s acquistion of the Empress midstream assets. He brings 20 years of experience in natural gas and NGL operations and commerce. From 2000 to 2005 Mr. Lock was Director of Commercial Operations for Encana’s natural gas liquids business and was responsbile for Encana’s operated and non-operated NGL assets. From 1998 to 2000, he was Manager, Gathering and Processing North for TransCanada Midstream (formerly Novagas Canada) where he oversaw the commercial operations of several naturals gas gathering processing facilities. Mr. Lock received his Bachelor of Science in Engineering from the University of Alberta and his Masters of Business Administration from the University of Calgary.

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Lynn M. Rannelli

Assistant Corporate Secretary

Ms. Rannelli received her Business Management Certificate from the University of Calgary. Ms. Rannelli joined Provident in 2001, following the acquisition of Maxx Petroleum Ltd. and has over 20 years of experience in Corporate Administration, Human Resources, Records Management, Investor Relations and Communications. Ms. Rannelli is a member of the Canadian Society of Corporate Secretaries.

Committees of the Provident Board

During the year ended December 31, 2011, the Provident Board had three standing committees – the Audit Committee, the Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee.

In addition, Provident has a Disclosure Committee which is comprised entirely of members of management. The Disclosure Committee's primary responsibilities are to oversee Provident's disclosure practices and to ensure the company meets all Canadian and U.S. regulatory disclosure requirements.

Membership in each of the Provident Board committees is set forth below.

Audit Committee

The Audit Committee consists of Mr. Grant D. Billing (Chairman), Mr. Bruce R. Libin and Mr. Jeffrey T. Smith. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews Provident's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the Provident Board. The Committee also reviews and makes a recommendation to the Provident Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.

The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.

The Committee must be satisfied that adequate procedures are in place for the review of Provident's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to Provident by the external auditor. In addition, it reviews Provident's internal control procedures to determine their effectiveness and to ensure compliance with Provident's policies and avoidance of conflicts of interest.

In conjunction with Provident's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters. See "Audit Committee Information" and Schedule A of this Annual Information Form for additional information relating to the Audit Committee.

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Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. Norman Gish, (Chairman), Mr. M.H. (Mike) Shaikh, and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the Provident Board suitable candidates for director positions. The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the Provident Board and Provident at the time. In addition, the Committee assists the Provident Board on corporate governance matters and in assessing the functioning and effectiveness of the Provident Board.

The Governance, Human Resources and Compensation Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the Provident Board. The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Provident Board. The Committee also administers the incentive plans of Provident and makes recommendations to the Provident Board respecting grants of awards thereunder.

Environment, Health and Safety Committee

The Environmental, Health and Safety Committee consists of Mr. Hugh A. Fergusson (Chairman), Mr. Grant D. Billing and Mr. Randall J. Findlay, all of whom are considered independent directors, within the meaning of applicable securities legislation. The Committee assists the Provident Board in its oversight of the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations. Prior to the completion of the Midnight Arrangement, the Committee assisted the Provident Board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101.

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the energy industry and, as a result of these and other activities, the directors and officers of PEL may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, PEL is not aware of any existing or potential material conflicts of interest between PEL and a director or officer of PEL.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of three members, all of whom are independent and financially literate, as defined by National Instrument 52-110 Audit Committees.

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Audit Committee Charter

The full text of Provident's Audit Committee Charter is set forth in Schedule A of this Annual Information Form.

Relevant Education and Experience of Each Audit Committee Member

The following table sets out the relevant education and experience of each of the members of the Audit Committee:

Name	Independent	Financially Literate	Relevant Education and Experience
Grant D. Billing, CA	Yes	Yes	Mr. Billing holds the degree of Bachelor of Science and is a Chartered Accountant. As a Chartered Accountant, Mr. Billing attained experience in preparing, auditing, analyzing and evaluating financial statements. Mr. Billing has an understanding of the accounting principles used by Provident as well as the implications of those accounting principles on Provident's financial results. Mr. Billing has also obtained significant financial experience and exposure to accounting and financial issues through various executive positions, most currently as Chairman and CEO of Superior Plus Corp. and also through his role as a chairman and a director of a number of public companies.

Bruce R. Libin, Q.C.	Yes	Yes	Mr. Libin holds the degree of Bachelor of Commerce (Honours), Master of Business Administration and Juris Doctoris. Mr. Libin has obtained significant financial experience and exposure to accounting, disclosure, internal controls and financial issues during his legal practice, his business experience (including as Chief Executive Officer of Beau Canada Exploration Ltd. and as Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp.) and his service on the audit committee of several boards of directors, including Amoco Canada Petroleum Company Limited, Maxx Petroleum Ltd., Mark's Work Warehouse Ltd., Calgary Health Region, Southern Alberta Institute to Technology, NQL Drilling Tools Ltd., and Winstar Resources Ltd.

Jeffrey T. Smith, P.Geol.	Yes	Yes	Mr. Smith holds the degree of Bachelor of Science Geology. Mr. Smith has obtained significant financial experience and exposure to accounting, disclosure, internal controls and financial issues during his experience as a director of a number of public companies.

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External Auditor Service Fees

The following table sets forth information about the fees billed to Provident and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP during fiscal 2011 and 2010. PricewaterhouseCoopers LLP is independent in accordance with the auditor's rules of professional conduct in Canada.

(CDN$)	2011	2010
Audit Fees	606,000	$641,000
Audit-Related Fees	155,200	510,200
Tax Fees	35,000	121,664
Total	$796,200	$1,272,864

Audit Fees

Fees for audit services totalled approximately $0.6 million in 2011 and approximately $0.6 million in 2010, including fees associated with the annual audit, the reviews of Provident's quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.2 million in 2011 and approximately $0.5 million in 2010. Audit related services include services in connection with various transactions, the transition to International Financial Reporting Standards, the prospectuses in connection with the 5.75 Percent Debentures (E Series) and 5.75 Percent Debentures (F Series) and French translation services.

Tax Fees

Fees for tax services totalled $35,000 in 2011 and approximately $0.1 million in 2010. Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.

In accordance with Provident's procedures for the approval of audit and non-audit services by PricewaterhouseCoopers LLP (the "Procedures"), the Audit Committee has pre-approved the services of external auditors listed in the Procedures. This general pre-approval of services set forth in the Procedures is brought to the Audit Committee for review and renewal on an annual basis. Management has agreed to seek the guidance of the Chairman of the Audit Committee if there is any ambiguity about whether a particular service is pre-approved.

In the case of proposed engagements of PricewaterhouseCoopers LLP involving services set forth in the Procedures in which the fees for such services are expected to exceed $100,000, specific pre-approval must be obtained from the Audit Committee. In these circumstances in which specific pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

In respect of services set forth in the Procedures in which the fees for a particular engagement are expected to be less than or equal to $100,000, the Chairman of the Audit Committee must be notified expeditiously of any such services commenced by the auditors.

If an engagement with PricewaterhouseCoopers LLP for a particular service is contemplated, and is neither prohibited under the terms of the Procedures nor covered under the range of services set forth in the Procedures, the engagement is subject to the pre-approval of the Chairman of the Audit Committee.

All pre-approvals granted by the Chairman of the Audit Committee must be presented to the full Audit Committee at its next meeting.

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Prohibited services may not be pre-approved by the Audit Committee or pursuant to the delegated authority granted to the Chairman of the Audit Committee. Provident has complied with applicable rules regulating the provision of non-audit services to Provident by its external auditor.

INFORMATION CONCERNING THE NATURAL GAS LIQUIDS MIDSTREAM PROCESSING AND MARKETING INDUSTRY

General

The NGL industry involves the production, storage, transportation and marketing of products that are extracted from natural gas prior to its sale to end use customers. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities than as components of natural gas.

Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and pentanes-plus (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. The basis of the NGL industry is the recovery of these higher value hydrocarbons from natural gas for sale in a liquid form.

The NGL value chain begins with the gathering of gas that is produced. The gas then gets processed through field processing plants, mainline extraction facilities and fractionation facilities in order to remove high value NGLs, as well as water, sulphur and other impurities. The value chain culminates with the transportation and eventual sale of NGLs to the final customer.

NGL Extraction

A primary component of the NGL value chain is in the extraction of NGLs from natural gas, which takes place in a number of steps at extraction facilities. NGLs are recovered primarily at three types of extraction facilities: natural gas field plants, natural gas straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all pentanes-plus and as much as 65 percent of propane and 80 percent of butane in order to meet pipeline specifications. Pipeline quality gas may then be transported and sold to end users or processed at straddle plants to recover additional NGLs, including ethane. The NGLs extracted are generally removed in mixes (either ethane-plus or propane-plus ), which must be further processed in subsequent steps to separate out the individual products.

NGL Fractionation

NGL mix extracted at field plants and straddle plants is transported to fractionation facilities, which enhances its value by separating the mix into its components: ethane, propane, butane and pentanes-plus. Fractionation generally does not occur at field plants, but rather at a central location. The NGL mixes are moved by truck or pipeline to fractionation facilities. Once fractionated, the products are then transported to markets by pipeline, truck or rail.

NGL Transportation

The efficient movement of NGL products in Canada requires significant infrastructure, including transportation assets (pipelines, trucks, rail cars), storage facilities and terminals (rail and truck). The most efficient and the lowest cost means for moving NGL products to markets is by pipeline. The Canadian NGL sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities, and NGLs to fractionation facilities, petrochemical complexes, underground storage facilities and the final customer. Truck and rail account for a significant amount of the NGLs transported, with pipelines serving as the main mode of transport.

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NGL Storage

Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary buffer between production of NGLs (which varies daily depending on gas flows and composition) and their consumption (which can vary from day to day and season to season depending on market needs); (ii) allowing NGL sellers to store inventory to accommodate outages in NGL fractionation plants; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).

NGL Marketing

The markets for NGLs are North American in scope with end uses varying substantially by product. NGLs are used directly as heating and transportation fuels and also as a feedstock for the petrochemical and crude oil refining industries.

Ethane is used primarily as feedstock for the petrochemical industry.

Propane is the most versatile of the NGL products from a marketing perspective. Uses for propane include home and commercial heating, crop drying, cooking and motor fuel.

Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil.

Pentanes-plus is used primarily as a diluent to blend with heavy crudes to decrease the viscosity and density of these crudes, allowing them to be transported in pipelines. In addition, pentanes-plus are used as a refinery feedstock in the production of gasolines.

Commercial Arrangements

An extraction facility's fees may be based on a cost-of-service arrangement (reimbursement for operating expenses plus a return on capital employed), a fixed charge per unit of throughput, or some combination of these fee structures. In order to produce NGLs, the owner of the facility must purchase natural gas (referred to as shrinkage gas) to replace the energy removed from the natural gas stream in the form of NGLs as part of the extraction process. For the right to extract NGLs from the gas stream, extraction facility owners generally pay the owners of the gas a premium over the shrinkage gas price, which effectively amounts to sharing with owners of the gas a portion of the value that is added through the recovery and sale of NGLs. Other costs of extraction include electrical power, labour, maintenance, property taxes, insurance and other overhead.

For ethane, market prices usually consist of a shrinkage gas cost which flows through to ethane buyers, a flow through of a portion of plant operating costs and an additional fixed fee to cover capital employed. As a result, the ethane operations of an extraction facility generally generate a relatively predictable cash flow stream.

The extraction facility's other revenues are often tied to the market prices of propane, butane and pentanes-plus which in turn are typically correlated as a percentage of the price of crude oil.

A fractionation facility provides a package of services, which may include transportation of the NGL mix to the facility; fractionation of an incoming ethane-plus or propane-plus mixture into specification ethane, propane, butane and pentanes-plus; storage of NGLs at the facility; distribution and terminalling of the specification products; and marketing of the products. The fees charged vary depending upon the package of services provided. Facility expenses include operating costs associated with gathering, transporting, fractionating, storing and distributing the NGL mix. Hence, profit is determined by the difference between the fees charged and the costs incurred for the service provided rather than on the spread between natural gas and NGL prices as in the case of an extraction plant. The owner of a fractionator may also purchase NGL streams in the field for its own account, transport and process the stream, then sell the resulting products in the market. In this case, its profit will be the difference between the sales prices it receives and the sum of its purchase price for the NGL stream and its costs of production (transportation, fractionation, storage).

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RISK FACTORS

Provident's business is susceptible to the risks and uncertainties associated with the natural gas liquids midstream infrastructure and logistics business generally. Prospective purchasers of securities of Provident should carefully consider the information set forth below and the other information set forth herein before deciding to invest. Shareholders should consider carefully the information contained herein and, in particular, the following risk factors:

Natural Gas Liquids Midstream Infrastructure and Logistics Business Risk Factors

Frac Spread and Commodity Prices

The Midstream Business is exposed to possible price declines between the time Provident purchases NGL feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the difference between the selling prices for NGL products and the input cost of the natural gas required to produce the respective NGL products. The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change prices received and margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the Midstream Business will generally increase or decrease with the frac spread. This exposure could result in material variability of cash flow generated by the Midstream Business, which could negatively affect Provident and the cash dividends of Provident.

Facilities Throughput and Product Demand

The volumes of natural gas processed through Provident's natural gas liquids midstream infrastructure and logistics business and of NGLs and other products transported in the pipelines depend on production of natural gas in the areas serviced by the business and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands.

Provident's natural gas liquids midstream infrastructure and logistics business is connected to various third party trunkline systems. Operational disruptions or apportionment on those third party systems may prevent the full utilization of the business.

Over the long term, business will depend, in part, on the level of demand for NGLs and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Provident cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs.

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Operating and Capital Costs

Operating and capital costs of Provident's natural gas liquids midstream infrastructure and logistics business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, maintenance capital expenditures and maintenance expenses with respect to such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred.

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGLs transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas.

Reliance on Principal Customers and Operators

Provident will rely on several significant customers to purchase product from the Midstream Business. Ethane is predominately purchased by Nova Chemicals Corporation and Dow Chemicals Canada Inc. Cenovus Energy and its affiliates will purchase the majority of the condensate from the Empress debutanizer. BP Canada operates the BP E1 Plant at Empress, Alberta and the west to east system described herein. If for any reason these parties were unable to perform their obligations under the various agreements with Provident, the revenue and dividends of Provident, and the operations of the Midstream Business could be negatively impacted.

Operational Matters and Hazards

Provident's operations will be subject to common hazards of the natural gas processing and pipeline transportation business. The operation of Provident's natural gas liquids midstream infrastructure and logistics business could be disrupted by natural disasters or other events beyond the control of Provident. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage. Provident carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

The operation of Provident's natural gas liquids midstream infrastructure and logistics business will involve many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident. The occurrence or continuance of any of these events could increase the cost of operating facilities and/or reduce its processing or throughput capacity, thereby reducing cash flow.

Competition

Provident's natural gas liquids midstream infrastructure and logistics business is subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that are or could potentially extend into areas served by the gas plants. The pipelines and storage, terminalling and processing facilities are also subject to competition from other pipelines and storage, terminalling and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Producers in Western Canada compete with producers in other regions to supply natural gas and gas products to customers in North America and the natural gas and gas products industry also competes with other industries to supply the fuel, feedstock and other needs of consumers. Such competition may have an adverse effect on the production of natural gas and gas products in Western Canada and, as a result, on the demand for Provident's services.

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Regulatory Intervention

Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by regulatory authorities in the event agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek rate relief through regulatory means.

Environmental Considerations

Major equipment failure, release of toxic substances or pipeline rupture could result in damage to the environment and Provident's natural gas liquids midstream infrastructure and logistics business, death or injury and substantial costs and liabilities to third parties. Provident may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. If, at any time, appropriate regulatory authorities deem any one of the gas plants unsafe, they may order it to be shut down.

The gas processing and gathering industry is regulated by federal and provincial environmental legislation. Activities that do not meet regulatory standards or that breach such legislation may result in the imposition of fines, penalties and suspension of operations. It is possible that increasingly strict environmental and safety laws will be implemented, which could result in substantial costs of compliance.

Abandonment

Provident will be responsible for compliance with all laws and regulations regarding abandonment of Provident's natural gas liquids midstream infrastructure and logistics business at the end of their economic life, which abandonment costs may be substantial. It is not possible to estimate the abandonment costs at this time as they will be a function of regulatory requirements at the time of abandonment.

General Risk Factors

Availability of Credit and Debt Service

As of March 15, 2012, Provident had drawn $170.0 million against its Credit Facility, representing 34 percent of the credit capacity. In addition, as of March 15, 2012, Provident has issued $47.4 million of letters of credit representing 63 percent of the letter of credit facility capacity. Variations in interest rates and scheduled principal repayments or the need to refinance the Credit Facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Provident or its Shareholders. Although it is believed that the credit facilities are sufficient, there can be no assurance that the amounts will be adequate for the financial obligations of Provident, that additional funds can be obtained or that, upon expiration, the Credit Facility can be refinanced on terms acceptable to Provident or the Lenders.

The Lenders have been provided with security over substantially all of the assets of Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the Lenders may foreclose on or sell Provident's assets.

The weakened global economic situation in 2008 and 2009 restricted Provident's access to capital, bank debt and equity, and resulted in increased borrowing costs. Provident's ability to finance future capital expenditures out of funds generated from operations, borrowings and possible future equity sales is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and Provident's securities in particular. Although a gradual recovery from the global recession beginning in 2009 has led to improved economic conditions, continued uncertainty has created ongoing fiscal challenges for the global economy which may alter Provident's spending and operating plans and may continue to increase Provident's borrowing costs. There may be unexpected business impacts from this market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, and general levels of investing and consuming activity.

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To the extent that external sources of capital become limited or unavailable or available on onerous terms, Provident's ability to make capital investments, maintain existing assets and pay dividends may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected funds generated from operations, Provident believes it has sufficient funds available to fund its projected capital expenditures. However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, or if Provident incurs major unanticipated expenses related to maintenance of its existing assets, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for Provident's capital expenditure plans may negatively impact Provident's business.

Litigation

Provident and its various subsidiaries and affiliates are, in the course of their business, subject to lawsuits and other claims. Defence and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of Provident.

Changes in Legislation

There is no assurance that Canadian or U.S. federal income tax laws will not be changed in a manner that affects Shareholders in a material adverse way.

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of PEL are engaged in and will continue to engage in other activities in the natural gas liquids midstream infrastructure and logistics business and, as a result of these activities, the directors and officers of PEL may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. The business of Provident is subject to other risks and matters, which are outside of their control.

Dependence on Key Personnel

The success of the operations of Provident will be largely dependent on the skills and expertise of key personnel to manage the overall business and to achieve positive margins. The continued success of Provident will be dependent on its ability to retain or recruit such personnel.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount Provident pays to service debt, potentially impacting dividends to Shareholders. Variations in the exchange rate for the Canadian dollar versus the U.S. dollar could affect future dividends.

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INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Provident, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Common Shares and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Provident, other than as described in this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares, the 5.75 Percent Debentures (E Series) and the 5.75 Percent Debentures (F Series) is Computershare at its principal offices in Toronto, Ontario and Calgary, Alberta.

MATERIAL CONTRACTS

There are no material contracts entered into by Provident during the most recently completed financial year or since January 1, 2002 and which are still in effect, other than contracts entered into in the ordinary course of business and other than (a) the Credit Facility described herein under the heading "Information Concerning the PEL and its Business - Debt Financing"; (b) the Shareholder Rights Plan described herein under the heading "Information Concerning the PEL and its Business - Shareholder Rights Plan"; and (c) the Pembina Arrangement Agreement described herein under the heading "General Development of the Business of Provident - Pembina Arrangement".

Each of the Credit Facility, the Shareholder Rights Plan and the Pembina Arrangement Agreement has been filed on SEDAR and is available under Provident's issuer profile at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained herein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Information Form.

Provident will provide without charge to each security holder upon the written or oral request of such person (and to each person who is not a security holder of Provident upon payment of a reasonable charge), a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).

Requests for such documents should be directed to the office of Investor Relations, Provident Energy Ltd., 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1, telephone: (403) 231-6710. Documents incorporated by reference in this Annual Information Form are also available on SEDAR at www.sedar.com.

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PRINCIPAL HOLDERS OF COMMON SHARES

As at the date hereof, to the knowledge of Provident, no person or company owned of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares. As at March 15, 2012, the directors and senior officers of Provident, as a group, beneficially owned, directly or indirectly, less than 1 percent of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information related to the remuneration of the directors and officers of Provident, the indebtedness of the directors and officers of Provident, the principal holders of Common Shares and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Statement and Information Circular of Provident for its most recent annual meeting of Shareholders that involved the election of directors. Additional financial information is provided in Provident's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2011.

Additional copies of this Annual Information Form are available on SEDAR at www.sedar.com or may be obtained from Provident. Please contact:

Lynn Rannelli, Assistant Corporate Secretary

Provident Energy Ltd.

2100, 250 – 2nd Street S.W.

Calgary, Alberta T2P 0C1

Telephone:       (403) 296-2233

Fax:                 (403) 294-0111

Additional information relating to Provident may also be found on SEDAR at www.sedar.com.

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SCHEDULE A

Audit Committee Terms of Reference

Responsibilities and Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Provident Energy Ltd. (the "Corporation") is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and its subsidiaries, including management's assessment of internal control over financial reporting, and assessing other internal controls, management information, and the risk management systems and procedures of the Corporation.

The role of the Committee is one of stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the integrated audit or review of the financial statements and the internal controls over financial reporting and other services they provide.

The Committee, in its capacity as a committee of the Board and subject to the rights of shareholders and applicable law, shall be directly responsible for overseeing the relationship of the external auditor with the Corporation, including the appointment, compensation, retention and oversight of the work of any external auditor engaged (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The external auditor shall report directly to the Committee.

Composition of the Committee

The Committee will consist of three or more directors as determined by the Board. The members of the Committee shall be appointed by the Board. The Governance, Human Resources and Compensation Committee shall recommend to the Board eligible directors to fill vacancies on the Committee. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular: (i) each member shall be "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 Audit Committees ("MI 52 110"), (ii) each member shall be "independent" and "financially literate" within the meaning of the rules of the New York Stock Exchange, (iii) each member shall be "independent" within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended, and (iv) at least one member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules and forms adopted by the United States Securities and Exchange Commission thereunder (collectively, the "U.S. Rules"), and at least one member must have accounting or related financial management expertise.

Members of the Committee may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from Provident, or be an "affiliated person" (as such term is defined in the U.S. Rules) of Provident. For greater certainty, director's fees, options and similar compensation arrangements and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Provident that are not contingent on continued service should be the only compensation a Committee member receives from Provident.

Communication, Authority to Engage Advisors and Expenses

The Committee shall have access to such officers and employees of Provident, the external auditor and to such other information respecting Provident, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors. Any engagement of independent counsel or other advisors is to be at Provident's expense.

Provident shall be responsible for all expenses of the Committee that are deemed necessary or appropriate by the Committee in carrying out its duties including the compensation of the external auditor for issuing an audit report or performing other audit, review or attest services.

Meetings and Record Keeping

Meetings of the Committee shall be conducted as follows:

1	the Committee shall meet at least quarterly at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the Corporation's quarterly and annual financial statements and related management's discussion and analysis and earnings press releases. The external auditor, Chair or any two members of the Committee may also request a meeting of the Committee. The Committee shall also meet separately with management, the external auditor and, if applicable, the internal auditor periodically as the Committee may deem appropriate. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting;

2	the Chair of the Committee shall preside as chair at each Committee meeting and lead Committee discussion on meeting agenda items;

3	the quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

4	if the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

5	every question at a Committee meeting shall be decided by a majority of the votes cast;

6	the President and Chief Executive Officer (the "CEO") and the Chief Financial Officer ("CFO") shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair of the Committee. Other management representatives, other Board members, officers or employees of Provident, the external auditor, outside counsel and other experts or consultants may be invited to attend as necessary; and

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7	a Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. Information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair of the Committee.

Specific Duties

In carrying out its role, the Committee has the following specific authorities and responsibilities:

1	Financial Information and Reporting

(a)	to review with management and the external auditor, discuss and recommend to the Board for approval, the annual and interim financial statements of the Corporation and related financial reporting, including management's discussion and analysis and earnings press releases;

(b)	to review and discuss with management the type and presentation of information to be included in press releases which contain financial information taken from Provident's financial statements prior to the release of such press release to the public; paying particular attention to any use of information which is not prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), such as "pro forma" or "adjusted" non GAAP information, as well as financial information and earnings guidance provided by Provident to analysts and rating agencies;

(c)	to review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Corporation;

(d)	to consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clause (1)(a) above), and periodically assess the adequacy of such procedures;

(e)	to review such accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate;

(f)	to review major issues regarding accounting principles and financial statement presentations, including any significant changes in Provident's selection or application of accounting principles;

(g)	to review analyses prepared by management and/or the external auditor setting forth any significant financial reporting issues and judgments made in connections with the preparation of Provident's financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

(h)	to review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on Provident's financial statements.

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2	Internal Controls

(a)	review with management and the external auditors, the adequacy and effectiveness of the internal controls and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

(b)	review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c)	to review major issues regarding the adequacy of Provident's internal controls and any special audit steps adopted in light of material control deficiencies; and

(d)	to establish procedures for:

(i)	the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3	External Audit

(a)	to recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services and the compensation of such auditor;

(b)	to review, evaluate and oversee the services provided by the external auditor and recommend to the Board, if necessary, the replacement of the external auditor;

(c) (i)	to pre-approve or approve (if pre-approval is not required by law) the fees related to, any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by an external auditor. The Committee may delegate this ability to one or more members of the Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management of Provident and must be reported to the full Committee at its next scheduled meeting, or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(d)	to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality control procedures, any material issues raised by the auditor's most recent internal quality control reviews (or peer reviews), or by inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm and the steps taken to resolve those issues;

(e)	to obtain at least annually, review and discuss a written report by the external auditor setting out all relationships that the external auditor and its affiliates have with Provident in order to determine the external auditor's independence;

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(f)	to review the audit plan of the external auditor prior to the commencement of the audit;

(g)	to set clear hiring policies for Provident regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation;

(h)	to obtain assurance from the external auditor that disclosure to the Committee is not required pursuant to the provisions of the United States Securities Exchange Act of 1934, as amended, regarding the discovery of any illegal acts by the external auditor;

(i)	to review with the external auditor any audit problems or difficulties, including any restrictions on the scope of the external auditor's activities or on access to requested information, any significant disagreements with management, and management's response (such review should also include discussion of the responsibilities, budget and staffing of Provident's internal audit function, if any);

(j)	to review and discuss a report from the external auditor at least quarterly regarding:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosure and treatments, and the treatment preferred by the external auditor;

(iii)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences; and

(iv)	to present its conclusions with respect to the external auditors to the full Board.

(k)	the Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law. The Committee will also periodically consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis; and

(l)	the Committee will review and evaluate the lead partner of the external auditor.

4	Risk Management

(a)	to review, discuss and monitor Provident's major financial risks and risk management policies and the steps taken by management to monitor, assess and control those risks; and

(b)	the Committee shall, at least annually, report to the Board the results of such reviews for the purpose of assisting the Board in identifying the principal business risks associated with the Corporation's business.

5	Compliance and Review of CEO and CFO Certification Process

(a)	to review Provident's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

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(b)	in connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and Provident's disclosure and internal controls, including any material deficiencies or changes in those controls. The Committee will review with the CEO, the CFO and the external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of Provident's internal control over financial reporting which could adversely affect Provident's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, within the required time periods, and (ii) any fraud, whether or not material, that involves management of Provident or other employees who have a significant role in Provident's internal control over financial reporting.

Other Matters

1	The Committee shall review and reassess the adequacy of this mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board.

2	The performance of the Committee shall be evaluated annually by the Board against criteria defined in the Committee and Board mandates.

3	The Committee may, at the request of the Board or on its own initiative, investigate such other matters as it considers necessary or appropriate in the circumstances, including, without limitation, matters relating to corporate governance, compensation and director nominations.

4	The Committee may delegate its responsibilities to sub-committees of the Committee.

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